UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

POINT Biopharma Global Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

730541 109
(CUSIP Number)

Allan C. Silber
c/o POINT Biopharma Global Inc.
22 St. Clair Avenue East, Suite 1201, Toronto, Ontario, M4T 2S3, Canada

(833) 544-2637
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 730541 109

(1)	Names of reporting persons Allan C. Silber
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF; SC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 8,865,788 shares of Common Stock
	(8)	Shared voting power 0
	(9)	Sole dispositive power 8,865,788 shares of Common Stock
	(10)	Shared dispositive power 0
(11)

Aggregate amount beneficially owned by each reporting person

8,865,788 shares of Common Stock, composed of 71,744 shares of Common Stock directly owned by Anglian Holdings, LLC, a limited liability company solely owned by Mr. Silber, 4,035,655 shares of Common Stock directly owned by Silber Holdings, Inc., a corporation controlled by Mr. Silber, 538,087 shares of Common Stock held in a trust for which Mr. Silber serves as trustee, 4,218,605 shares of Common Stock directly owned by Mr. Silber and 1,697 shares of Common Stock that may be acquired by Mr. Silber upon the exercise of the stock options issued to Mr. Silber in exchange for the stock options exercisable for common stock of POINT Biopharma Inc. in the Business Combination (as defined below) within 60 days of June 30, 2021.

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.8% (1)
(14)	Type of reporting person (see instructions) IN

(1) Based upon 90,121,794 shares of Common Stock outstanding as of June 30, 2021, as disclosed in POINT Biopharma Global Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2021.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), issued by POINT Biopharma Global Inc. (the “Company” or the “Issuer”) whose principal executive offices are located at 4850 West 78th Street, Indianapolis, IN 46268.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Mr. Allan C. Silber, an individual (the “Reporting Person”).

(b)	The business address for the Reporting Person is 22 St. Clair Avenue East, Suite 1201, Toronto, Ontario, M4T 2S3, Canada.

(c)	The principal occupation of the Reporting Person is Executive Chair of the Board of Directors of POINT Biopharma Global Inc., a clinical-stage global pharmaceutical company, whose principal address is 4850 West 78th Street, Indianapolis, IN 46268.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock owned by the Reporting Person were purchased with personal funds or were acquired through the exercise of stock options granted to the Reporting Person.

Item 4. Purpose of Transaction.

The Reporting Person currently intends to hold all of the shares of Common Stock described herein for investment purposes and may sell such shares as opportunities arise. The Reporting Person may make additional purchases for investment purposes from time to time, through Anglian Holdings, LLC or Silber Holdings, Inc., as trustee or directly.

In addition, consistent with his investment purpose, the Reporting Person may engage in communications with persons associated with the Issuer, including directors, officers and/or stockholders of the Issuer, to discuss matters regarding the Issuer, including but not limited to its operations and strategic direction. The Reporting Person currently serves as the Executive Chair of the Board of Directors of the Issuer, and therefore will engage in regular discussions with the Issuer’s Board of Directors and management as part of his duties.

Except as set forth above, the Reporting Person does not have any current plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns 9.8% of the Company’s Common Stock, or 8,865,788 shares of Common Stock, composed of 71,744 shares of Common Stock directly owned by Anglian Holdings, LLC, a limited liability company solely owned by the Reporting Person, 4,035,655 shares of Common Stock directly owned by Silber Holdings, Inc., a corporation controlled by the Reporting Person, 538,087 shares of Common Stock held in a trust for which the Reporting Person serves as trustee, 4,218,605 shares of Common Stock directly owned by the Reporting Person and 1,697 shares of Common Stock that may be acquired by the Reporting Person upon the exercise of the stock options issued to Mr. Silber in exchange for the stock options exercisable for common stock of POINT Biopharma Inc. in the Business Combination (as defined below) within 60 days of June 30, 2021.

(b)	The Reporting Person beneficially owns the following number of shares of Common Stock with:

Sole Voting Power: 8,865,788 shares of Common Stock

Shared Voting Power: 0 shares of Common Stock

Sole Dispositive Power: 8,865,788 shares of Common Stock

Share Dispositive Power: 0 shares of Common Stock

(c)	The following transactions in the Company’s Common Stock by the Reporting Persons have occurred in the past sixty days:

On June 30, 2021, POINT Biopharma Global Inc. (f/k/a Therapeutics Acquisition Corp., the “Issuer”) consummated a business combination (the “Business Combination”) pursuant to which Bodhi Merger Sub, Inc., a wholly-owned subsidiary of the Issuer, merged with and into POINT Biopharma Inc. (“Old POINT”), with Old POINT as the surviving company following the merger. At the effective time of the Business Combination, each share of Old POINT outstanding as of immediately prior to the effective time of the Business Combination was exchanged for shares of Common Stock of the Issuer based on an implied Old POINT vested equity value of $585,000,000. As a result, the Reporting Person received:

•	71,744 of the reported shares of the Issuer’s Common Stock in consideration for the equity securities of Old POINT held by Anglian Holdings, LLC prior to the Business Combination;

•	4,035,655 of the reported shares of the Issuer’s Common Stock in consideration for the equity securities of Old POINT held by Silber Holdings, Inc. prior to the Business Combination;

•	538,087 of the reported shares of the Issuer’s Common Stock in consideration for the equity securities of Old POINT held by a trust for which the Reporting Person serves as trustee prior to the Business Combination; and

•	4,218,605 of the reported shares of the Issuer’s Common Stock in consideration for the equity securities of Old POINT held directly by the Reporting Person prior to the Business Combination.

At the effective time of the Business Combination, each option to acquire common stock of Old POINT was exchanged for an option to acquire shares of Common Stock of the Issuer based on an implied Old POINT vested equity value of $585,000,000. As a result, the stock options exercisable for common stock of Old POINT held by the Reporting Person were exchanged for stock options exercisable for 6,787 shares of Common Stock of the Issuer. These stock options vested 25% on March 18, 2021 with the remaining 75% vesting in three equal annual installments thereafter.

No transactions other than those mentioned herein have been effected by the Reporting Person in the past sixty days.

(d)	Other than the Reporting Person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

In connection with the Business Combination, the Reporting Person entered into an Amended and Restated Registration and Stockholder Rights Agreement (the “Registration Rights Agreement”) with the Issuer, Therapeutics Acquisition Holdings LLC (the “Sponsor”), certain former directors of the Issuer (the “Director Holders”) and certain former stockholders of Old POINT (the “POINT Holders” and, collectively with the Sponsor and the Director Holders, the “Holders”), pursuant to which, among other things, the Holders agreed not to effect any sale or distribution of any equity securities of the Issuer held by any of them during a 180-day lock-up period and the Issuer agreed to file, not later than 30 days after the closing of the Business Combination, a resale shelf registration statement with respect to the shares of Common Stock and other equity securities of the Issuer that are held by the Holders following the closing of the Business Combination. The Registration Rights Agreement also provides the Holders with certain “piggy-back” and Form S-3 registration rights, subject to certain minimum requirements and customary conditions.

The Registration Rights Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Indemnification Agreement

In connection with the Business Combination, the Issuer entered into separate indemnification agreements with each of its directors and executive officers, including the Reporting Person. Each indemnification agreement provides for indemnification and advancements by the Issuer of certain expenses and costs relating to claims, suits or proceedings arising from each individual’s service to the Issuer or, at the Issuer’s request, service to other entities, as an officer or director, as applicable, to the maximum extent permitted by applicable law.

The form of Indemnification Agreement is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. Material to be filed as Exhibits.

Exhibit 1	Amended and Restated Registration and Stockholder Rights Agreement, dated June 30, 2021, by and among POINT Biopharma Global Inc., Therapeutics Acquisition Holdings LLC and the stockholders party thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer on July 1, 2021).

Exhibit 2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.18 to the Form 8-K filed by the Issuer on July 1, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

/s/ Allan C. Silber
Allan C. Silber